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                             November 2, 2023

       James Crotty
       Chief Executive Officer
       Bancorp 34, Inc.
       8777 E. Hartford Drive, Suite 100
       Scottsdale, Arizona 85255

                                                        Re: Bancorp 34, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed on October
16, 2023
                                                            File No. 333-273901

       Dear James Crotty:

            We have reviewed your amended registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 7, 2023 letter.

       Amendment No. 1 to Form S-4 filed October 16, 2023

       There is a limited trading market in Bancorp 34 common stock, page 38

   1. We note your response to our prior comment 15 and your risk factor disclosure that listing is also a condition to
the closing of the merger. Please clarify here if that is a waivable condition. In this
regard, please clarify which of the conditions, as discussed under
                                                        "Conditions to Complete
the Merger," at age 126, are waivable and by which party.
       Background of the Merger, page 77

   2. We note your response to prior comment 10. Please briefly discuss the additional merger candidate that was
considered during 2023, whether the board held any meetings
                                                        with, conducted due
diligence of, or exchanged indications of interest with the other candidate. Also,
disclose when any discussions with or consideration of the other candidate ceased, and
the board's rationale for not pursuing the other merger opportunity.
 James Crotty
FirstName
Bancorp 34,LastNameJames  Crotty
            Inc.
Comapany 2,
November   NameBancorp
             2023        34, Inc.
November
Page 2    2, 2023 Page 2
FirstName LastName
Material U.S. Federal Income Tax Consequences, page 134

3. Please revise to delete "summarizes" from the first sentence in this section, given counsel are providing short form opinions.
Information About Bancorp 34, Inc.
Our Competitive Strengths, page 150

4. We note that you disclose that as of June 30, 2023, core deposits comprised 86.9% of total deposits. You define these deposits as total deposits less certificates of deposit greater than $250,000, less repurchase obligations and brokered deposits. You also disclose that
         as of June 30, 2023, less than half of bank   s deposit base was
uninsured. Please revise
         you disclosures to reconcile core deposits to uninsured deposits. Further please revise your Deposits discussion on page 179 to discuss the increased use of brokered deposits.
Market For Bancorp 34 Common Stock, page 157

5. Please set forth the number of holders of Bancorp 34's common stock. Refer to Item 201 under Regulation S-K. We note your response to our prior comment 5 that you do not anticipate being subject to section 12 under the Exchange Act. Please explain to us why you do not anticipate registering under Section 12.
Net Interest Income
Three Months Ended June 30, 2023, and 2022, page 163

6. We note that you disclose on page 163 that you attribute deposit growth in the second quarter of 2023 to an increase in brokered deposits. Please revise your discussion to disclose the factors driving your use of these deposits and the impacts of the increase in use on your net interest income and interest expense and liquidity. Management's Discussion and Analysis of Financial Condition and Results of Operations of
Bancorp 34
Deposits, page 179

7. Please revise your disclosure to provide more details of your use of a new high yield savings account through an online banking platform, including if the online platform is controlled by you or if this is a third party service.
8. Please disclose the amount of brokered deposits in each deposit category for each period presented and the reasons for change in balances period over period. Managements Discussion and Analysis of Financial Condition and Results of Operations of
Bancorp 34
Liquidity, page 181

9. We note your disclosure that your Asset and Liability Management Committee, or ALCO,
 James Crotty
FirstName
Bancorp 34,LastNameJames  Crotty
            Inc.
Comapany 2,
November   NameBancorp
             2023        34, Inc.
November
Page 3    2, 2023 Page 3
FirstName LastName
         is responsible for oversight of your liquidity risk management activities in accordance with the provisions of your ALM Policy and applicable bank regulatory capital and liquidity laws and regulations. We also note your disclosure that you monitor your liquidity requirements in light of interest rate trends, changes in the economy, and the scheduled maturity and interest rate sensitivity of your securities and loan portfolios and deposits, and that liquidity management is made more complicated because different balance sheet components are subject to varying degrees of management control. We also note your disclosure on page 187 that ALCO monitors interest rate risk on an ongoing basis in accordance with policies approved by your board of directors, but that management has the latitude to change interest rate positions within certain limits if,
         in management   s judgment, the change will enhance profitability or
minimize risk. Please
         consider revising, to the extent material, to include a description of how you seek to manage risks due to changes in interest rates and other material impacts on your operational facts and circumstances, including any management or corporate government controls or procedures for identifying and responding to rapid increases and decreases in interest rates due to or as a result of exogenous or unknown factors. For example, if applicable, please clarify any limits stemming from the ALM Policy or other policies established by the board and, with a view to disclosure, advise us of the extent to which the ALCO or management have approved risk profiles that do not conform to the ALM
         Policy or other board approved policies. Clarify the extent to which such limits and other policies and controls have been changed due to the economic and other developments referenced elsewhere, if applicable.
Management's Discussion and Analysis of Financial Condition and Results of Operations of
CBOA, page 215

10.      Please include the disclosure requirements of Item 1404 of Regulation
S-K.
11. Please include the disclosure requirements of Item 1406(e) and (f) of Regulation S-K.
Results of Operations for the Three and Six Months Ended June 30, 2023, and
2022
Net Interest Income, page 217

12. Revise your net interest income discussion to include the impacts of the change in your deposit composition from year end through the interim period. Disclose the amounts of brokered deposits for each period (June 30, 2023 and December 31, 2022) and the amounts in each line item in your tables on pages 218, 220, and 224. Deposits, page 233

13. Revise your disclosure to discuss the period changes in your deposit composition and the underlying reasons for the changes. Also include a discussion of your use of brokered deposits at each year period and the reasons for any material changes between periods.
 James Crotty
Bancorp 34, Inc.
November 2, 2023
Page 4
Exclusive Forum Provision, page 245

14. We note your response to prior comment 25, and your disclosure here indicating that the exclusive forum provision does not apply to actions arising under the Securities Act or
         Exchange Act. However, Article 12 of the Articles of Incorporation of Bancorp 34,
         Inc. filed as Exhibit 3.1 does not include such a provision. Please revise to reconcile or advise. Please also revise this section, and your risk factor on page 64, to disclose the risks that the exclusive forum provision may result in increased costs for investors to bring a claim.
        Please contact Sarmad Makhdoom at 202-551-5776 or Michael Henderson at 202-551-
3364 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at 202-551-3324 or Susan Block at 202-551-3210 with any other questions.



FirstName LastNameJames Crotty                                 Sincerely,
Comapany NameBancorp 34, Inc.
                                                               Division of
Corporation Finance
November 2, 2023 Page 4                                        Office of
Finance
FirstName LastName